CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

WORLDS ONLINE INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is Worlds Online Inc.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article:

"FOURTH:  (A) The total authorized capital stock of the Corporation shall be 550,000,000 shares consisting of 500,000,000 shares of Common Stock, par value $0.001 per share and 50,000,000 shares of Preferred Stock, par value $0.001 per share.

(B) The Board of Directors is authorized to divide the 50,000,000 shares of preferred stock from time to time into one or more series, and to determine or change by resolution for each such series its designation, the number of shares of such series, the powers, preferences and rights and the qualifications, limitations, or restrictions for the shares of such series. The resolution or resolutions of the Board of Directors providing for the division of such preferred stock into series may include, but is not limited to, the following provisions: preferences with respect to dividends, special or super voting powers, conversion rights into common stock, and preferences with respect to dissolutions and liquidations."

4. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on this 8th day of March, 2017.

/s/ THOM KIDRIN

Thom Kidrin, President and CEO